Exhibit 3.163

CERTIFICATE OF FORMATION

OF

PEABODY MAGNOLIA GROVE HOLDINGS, LLC

1.	The name of the limited liability company is PEABODY MAGNOLIA GROVE HOLDINGS, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such-address is Corporation Service Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 16th day of February, 2012.

By:  /s/ Kenneth L. Wagner

       Kenneth L. Wagner

       Authorized Person